SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Dade Behring Holdings, Inc.

(Name of Subject Company)

Dade Behring Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

23342J 20 6
(CUSIP Number of Class of Securities)

Lance C. Balk
Senior Vice President and General Counsel
Dade Behring Holdings, Inc.
1717 Deerfield Road
Deerfield, Illinois  60015
(847) 267-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Thomas W. Christopher, Esq.

Andrew Nagel, Esq.

William Sorabella, Esq.
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a transcript of a video from Jim Reid-Anderson, the Chief Executive Officer of Dade Behring Holdings, Inc. (“Dade Behring”), that was shown to employees on July 25, 2007, announcing that Siemens and Dade Behring have signed a definitive agreement pursuant to which Siemens will acquire Dade Behring.

Script for JRA video

•                  A warm welcome to all of you.  I am glad you are able to join me by video today.  While I often communicate to you through my regular updates and site meetings, today’s communication is special, and I wanted to reach you in a more personal way.

•                  Today I have the opportunity to share some exciting news about the future of our company. As you may have heard, Dade Behring has entered into an agreement to be acquired by Siemens, a large multi-national corporation respected for its innovation, operational excellence, and customer focus. It is important to me that I spend time with you to answer many of the questions you are likely to have about the impact of this transaction … a transaction that is healthy and logical, and an excellent next step for Dade Behring.  This transaction lays a very solid foundation for a bright future for our company, our customers and our employees.

•                  As you may recall, I’ve spoken many times about the vital role clinical diagnostics plays in providing cost effective, quality healthcare. The acknowledged value of clinical diagnostics has fueled recent growth and investment in our industry, and has set the stage for the entry of large, well-respected global companies like Siemens that recognize the tremendous value of clinical diagnostics.

•                  Through the recent acquisitions of Diagnostic Products Corporation, Bayer Diagnostics, and now Dade Behring, Siemens will create the largest provider of clinical diagnostic products in the world. The combined businesses will be capable of providing chemistry, immunoassay, coagulation, microbiology, hematology, molecular, blood gas and other clinical laboratory testing.

•                  By blending these offerings with their pre-existing expertise in medical imaging and information technology, Siemens Medical Solutions can offer a broad and unique portfolio of products and services to hospital and laboratory customers in more than 190 countries.

•                  While I have no doubt that Dade Behring’s future would be extremely successful as a stand-alone company, this transaction brings tremendous incremental opportunity for both companies, including the ability to achieve our vision of becoming the largest diagnostic company in the world.

•                  Together we form a complementary portfolio of products and services uniquely able to help healthcare providers improve the quality and efficiency of their operation, while improving patient care. There is much we have in common with Siemens Medical Solutions in our commitment to customers, and in our desire to deliver innovative solutions.  This transaction will allow us to make that commitment a reality.

•                  I am confident that this is the right decision for our company and I am convinced that this next stage for Dade Behring will be both exciting and rewarding as we set a new standard for being a full-service diagnostic company.

•                  I recognize that this announcement raises many questions for you.  And I want to be very clear up front that we will not be able to answer all of those questions immediately. The entire management team will continue to communicate with you as we work through the legal process and other decisions in the coming months.  I ask for your patience as we move forward, knowing information will flow more rapidly in some weeks than others.

•                  What I can share with you today is that the process is currently expected to take approximately three to six months before it is final.  We need to clear regulatory review and execute legal steps, and it will take time to make decisions and iron out the final details.

•                  As we go through this process, it is normal that we will face change from our current business practices.  Change is ever present, whether through a combination such as this one, or in the normal course of growing our business and expanding our capabilities.  The best course for each of us is to remain patient, adaptable, and open.  The management team at Siemens has been impressed by the quality of our company, our people and our accomplishments, and with this in mind, our strategic direction should be a great source of opportunity for you and our company in the coming years.

•                  Moving forward, we intend to provide transparent and straightforward communications to you every step of the way.  Your manager and human resource representative are available to answer your questions, which we welcome.  In addition, a centralized information area, including frequently asked questions, is available on our oneDB intranet site. This site will be a source of ongoing updates and a link to information throughout the process.  We have also created a special e-mail box to receive your questions, comments, and concerns.  Remember that your manager and human resource representative should be your primary source of information and direction, particularly for those of you who do not have access to e-mail.  It is very important to me, and to our entire leadership team, to understand what is on your mind so that we can begin addressing your questions and provide you with the most accurate information.

•                  Given the magnitude of this announcement and the lack of certain details at this time, I understand that it would be easy for you to become diverted by the uncertainty you might feel from this announcement.  We will not have much more information between now and the months before the transaction closes. Until it does close, both Dade Behring and Siemens Medical Solutions must remain competitors and operate as separate companies. Your managers will share more details with you about expectations in this area.

•                  For now, the most important thing you can do is to stay focused on running our business well, and serving our customers to the best of your ability.  That focus on the job at hand has been important to our success in the past—and will continue to be so going forward—and…it is what our customers expect from us.

•                  It is true that we have already come through a great deal together over the past thirteen years, when Dade International initially became an independent company.  I have always been inspired when I think of your ability to turn challenge into extraordinary success. Just as we have in the past, we will work together through all of the questions and issues over time, while we continue to grow our business and serve our customers well.  I am confident in many things about our company and our business—but, most of all, I am confident in you.

•                  Thank you for being the extraordinary team of people that you are.  I’m very proud of you, and I very much look forward to our company’s bright future.

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The tender offer for the outstanding common stock of Dade Behring referred to in this communication has not yet commenced.  At the time the offer is commenced, Siemens will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Dade Behring will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.  The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of Dade Behring when available.  In addition, all of these materials will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov or from Dade Behring.